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                                                    200 9th Avenue, Suite 220
                                                Safety Harbor, Florida  34965



                                February 6, 2004


Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention: Peggy Kim

         Re: Dtomi, Inc.; Registration Statement on Form SB-2 (File No. 333-101314)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Dtomi, Inc., a Nevada corporation (the "Registrant"), hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-101314), together with all exhibits and amendments thereto (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on January 9, 2003.

         The Registrant does not wish to undertake the offering described in the Registration Statement. Please not that no securities have been sold in connection with the Registration Statement.

         If you have any questions, please contact Thomas Puzzo at The Otto Law Group, PLLC at (206) 262-9545.

                                    Sincerely,

                                    DTOMI, INC.

                                    By:  /s/ John Haddock
                                         ------------------------------
                                    Name:  John Haddock
                                    Title:  Chief Executive Officer


cc:  The Otto Law Group, PLLC